UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lomond Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54173L 101

(CUSIP Number)

c/o Nikolay Savchuk

Torrey Pines Investment LLC

12730 High Bluff Drive, Suite 100

San Diego, CA 92130

(858) 345-3761

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 54173L 101	13D

1.	Name of Reporting Person TPAV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,677,256 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,677,256 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,256 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 9.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	All shares of Common Stock are held of record by the Reporting Entity (as defined in Item 2 below). Dr. Nikolay Savchuk is the sole manager on the Board of Managers of the Reporting Entity and a member of the Issuer’s board of directors and the Issuer’s Chief Operating Officer and President. Dr. Savchuk disclaims beneficial ownership of the securities held by the Reporting Entity except to the extent of his pecuniary interest therein.

(2)	Based on 27,198,214 shares of the Issuer’s Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Current Report on Form 8-K (the “Form 8-K”), as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2024.

CUSIP No. 54173L 101	13D

1.	Name of Reporting Person Nikolay Savchuk
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,416 shares of common stock (1)
	8.	Shared Voting Power 2,677,256 shares of common stock (2)
	9.	Sole Dispositive Power 52,416 shares of common stock (1)
	10.	Shared Dispositive Power 2,677,256 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,729,672 shares of common stock (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 10.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 52,416 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Statement.

(2)	These shares of Common Stock are directly held by the Reporting Entity. Nikolay Savchuk (“Dr. Savchuk”) is the sole manager on the Board of Managers of the Reporting Entity and a member of the Issuer’s board of directors and the Issuer’s Chief Operating Officer and President. Dr. Savchuk disclaims beneficial ownership of the securities held by the Reporting Entity except to the extent of his pecuniary interest therein.

(3)	Based on 27,250,630 shares of Common Stock, which is the sum of 27,198,214 shares outstanding as of November 1, 2024, as reported in the Issuer’s Form 8-K, plus 52,416 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Statement.

CUSIP No. 54173L 101	13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Lomond Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”) formerly known as “Venetian-1 Acquisition Corp.” The address of the principal executive offices of the Issuer is 8 The Green Ste 8490, Dover, Delaware 19901. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed by TPAV, LLC, a Delaware limited liability company (“TPAV” or the “Reporting Entity”) and Dr. Nikolay Savchuk (the “Reporting Individual” and together with the Reporting Entity, the “Reporting Persons”). Dr. Savchuk is the sole manager on the Board of Managers of the Reporting Entity and a member of the Issuer’s board of directors and the Issuer’s Chief Operating Officer and President. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 99.1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The address of the principal offices of the Reporting Entity is c/o Torrey Pines Investment, LLC, 12730 High Bluff Drive, Suite 100, San Diego, CA 92130. The address of the principal place of business of Dr. Savchuk is 12730 High Bluff Drive, Suite 100, San Diego, CA 92130.

(c) The Reporting Entity is a venture capital investment entity formed for the purpose of acquiring, holding and disposing of interests in various companies for investment purposes. Dr. Savchuk is the sole manager on the Board of Managers of the Reporting Entity and a member of the Issuer’s board of directors and the Issuer’s Chief Operating Officer and President.

(d) During the past five years, neither the Reporting Entity nor Dr. Savchuk have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Entity nor Dr. Savchuk are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Entity is a limited liability company organized under the laws of the State of Delaware. Dr. Savchuk is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On November 1, 2024, the Issuer entered into each of the Agreement and Plan of Merger and Reorganization dated as of November 1, 2024 (the “Merger Agreement”), by and among the Issuer, Lomond Acquisition Corp., and Lomond Therapeutics, Inc. (“Legacy Lomond”) pursuant to which, upon consummation of the Merger, all of the outstanding shares Legacy Lomond preferred stock and common stock were converted into shares of Common Stock of the Issuer on a 1:1 basis pursuant to the terms of the Merger Agreement. The Issuer also issued warrants to placement agents for the Offering (as defined below) to purchase up to 275,410 shares of Common Stock at an exercise price of $4.00 per share (collectively, the “Placement Agent Warrants”). The Issuer also adopted a 2024 Equity Incentive Plan (the “2024 Plan”), which was effective upon the closing of the Merger (“Closing”). In connection with the Closing, the Company entered into indemnification agreements (each, an “Indemnification Agreement”) and lock-up agreements (the “Lock-Up Agreements”) with each of its directors and executive officers.

CUSIP No. 54173L 101	13D

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement and Plan of Merger and Reorganization, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Subscription Agreement and SAFE Conversion

On November 1, 2024, the Issuer entered into Subscription Agreements, pursuant to which the Issuer agreed to issue and sell 8,241,375 shares of Common Stock for a purchase price of $4.00 per share (such price, the “Offering Price”, such offering the “Offering”). The aggregate gross proceeds from the Offering were $43.9 million, including the aggregate amount previously received from the issuance of simple agreements for future Equity (“SAFEs”) (before deducting placement agent fees and expenses of the Offering). The closing of the Offering occurred immediately following the Effective Time of the Merger on November 1, 2024.

The Reporting Entity purchased 1,443,750 shares of Common Stock in the Offering at the Offering Price.

In May 2024, Eilean Therapeutics, LLC (“Eilean”), Legacy Lomond’s former parent company, made a capital contribution to Legacy Lomond in an aggregate amount of $3.5 million. In October 2024, Eilean requested that such capital contribution be converted to SAFEs, and immediately distributed such SAFEs to Eilean’s members. One of such SAFE was distributed to the Reporting Entity as a member of Eilean. In connection with the Closing and the Offering, this SAFE converted into 539,062 shares of Common Stock at 80% of the Offering Price.

On August 27, 2024, the Reporting Entity purchased a SAFE in Legacy Lomond in the amount of $2,500,000. In connection with the Closing and the Offering, this SAFE converted into 694,444 shares of Common Stock at 90% of the Offering Price.

The foregoing summary of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

On November 1, 2024, in connection with the Subscription Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Entity and the other parties thereto, pursuant to which the Issuer agreed that promptly, but no later than 20 trading days from the closing date of the Offering, the Issuer will file, subject to customary exceptions, a registration statement with the SEC (the “Registration Statement”), covering the reoffer and resale of (i) the shares of Common Stock issued in the Offering, (ii) the shares of Common Stock issuable upon exercise of the Placement Agent Warrants, (iii) the shares of Common Stock issued to Legacy Lomond stockholders as Merger consideration; (iv) the shares of Common Stock held by stockholders prior to the Merger, and (v) any other shares of Common Stock held that are subject to resale restrictions pursuant to the Securities Act acquired or issuable in respect of the foregoing shares of Common Stock by way of conversion, dividend, stock-split, distribution or exchange, merger, consolidation, recapitalization or reclassification or similar transaction. The Issuer will use commercially reasonable efforts to ensure that such Registration Statement is declared effective within 90 calendar days after the closing of the Offering.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated into this Item 4 by reference.

Dr. Savchuk is the sole manager on the Board of Managers of the Reporting Entity and a member of the Issuer’s board of directors and the Issuer’s Chief Operating Officer and President. Except as described herein, none of the persons identified in Item 2 have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each such person reserves the right to formulate in the future plans or proposals which may relate to or result in one or more of such action.

CUSIP No. 54173L 101	13D

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Item 5. Interest in Securities of the Issuer

The information contained in Item 3 and 4 of this Schedule 13D is incorporated into this Item 5 by reference.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited liability company operating agreement of the Reporting Entity, the members of Reporting Entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a member.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 of this Statement is incorporated herein by reference.

In addition, the Reporting Entity is each a member of Eilean. Pursuant to the limited liability company agreement of Eilean, the Reporting Entity has the authority to appoint or designate, as applicable, two of the four members of the board of managers of Eilean, which board of managers has the power to vote and otherwise dispose of securities held by Eilean, including the shares of Common Stock of the Issuer held by Eilean. The number of shares of Common Stock attributable to Eilean is 14,420,383. The Reporting Entity and Reporting Person, as sole member of the Board of the Reporting Entity, may also be considered to hold indirectly the 14,420,383 shares of Common Stock held by Eilean. This Statement shall not be deemed an admission that the Reporting Entity or the Reporting Person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of the shares of Common Stock or other securities held by Eilean.

In connection with the Merger, Dr. Savchuk and each of the other members of the Issuer’s board of directors entered into a Lock-Up Agreement, pursuant to which they agreed that, subject to certain exceptions, they will not, for a period commencing on the closing date of the Merger and ending on the earlier of: (i) 60 days after the common stock is listed on a National Securities Exchange (as defined in the Registration Rights Agreement) and (ii) the later of (A) 18 months after the final closing of the Offering and (B) 60 days after the first day on which both the common stock is traded on an Approved OTC Market (as defined in the Registration Rights Agreement) and a registration statement with respect to the Registrable Shares (as defined in the Registration Rights Agreement) has been declared effective by the SEC, exchange, dispose of, or enter into any swap, hedge or similar arrangement regarding, any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock in each case held immediately following the closing of the Offering or thereafter acquired by any means (including, for the avoidance of doubt, through the receipt of equity incentive awards from us), and whether held beneficially or of record, but excluding (i) any shares of common stock purchased by entities affiliated with such person in the Offering, and (ii) any shares of common stock purchase by entities affiliated by such persons upon the conversion of SAFEs. The Lock-up Agreements contain customary transfer exceptions. The foregoing description of the Lock-Up Agreement is a summary only and is qualified by reference to such description and the full text of the Lock-Up Agreement, which is filed as Exhibit 99.5 to this Statement and is incorporated herein by reference.

Effective upon the Closing, the Issuer entered into an Indemnification Agreement with each of its directors and executive officers, including Dr. Savchuk. Subject to certain exceptions, the Indemnification Agreement provides that the Issuer will indemnify each of its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Issuer’s directors or officers or any other company or enterprise to which the person provides services at the Issuer’s request. The foregoing description of the Indemnification Agreement is a summary only and is qualified by reference to such description and the full text of the Indemnification Agreement, which is filed as Exhibit 99.6 to this Statement and is incorporated herein by reference.

CUSIP No. 54173L 101	13D

In his capacity as a member of the Issuer’s board of directors or as an executive officer, Dr. Savchuk may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2024 Plan, which became effective upon the Closing. The terms and provisions of the 2024 Plan are described in the Issuer’s Form 8-K and the full text of which is filed as Exhibit 99.7 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement (filed herewith)
99.2	Agreement and Plan of Merger, dated as of November 1, 2024, by and among Issuer, Lomond Acquisition Corp., a Delaware corporation, and Lomond Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2024)
99.3	Subscription Agreement, dated November 1, 2024, by and among Issuer and the parties thereto (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2024)
99.4	Registration Rights Agreement, dated November 1, 2024, by and among Issuer and the parties thereto (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2024)
99.5	Form of Lock-up Agreement entered into between the Company and the parties thereto (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2024)
99.6	Form of Indemnification Agreement entered into between the Company and the parties thereto (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2024)
99.7	2024 Equity Incentive Plan and form of award agreements thereunder (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2024)

CUSIP No. 54173L 101	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

TPAV, LLC

By:	/s/ Nikolay Savchuk
Nikolay Savchuk, Managing Member

/s/ Nikolay Savchuk
Nikolay Savchuck